Exhibit 99.1

CCH Holdings Ltd

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

TO BE HELD ON NOVEMBER 03, 2026

Dear shareholders,

Notice is hereby given that CCH Holdings Ltd, a Cayman Islands exempted company (the “Company”), will hold an extraordinary general meeting (the “EGM”) at the Company’s office at No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000, Bukit Mertajam, Pulau Pinang, Malaysia, at 10:00 a.m. (Malaysia Time) on November 03, 2026 (the “Notice”).

At the EGM, you will be asked to consider and vote upon the following resolutions:

PROPOSAL 1 — CHANGE OF COMPANY NAME AND ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

IT IS NOTED THAT:

(i) at the extraordinary general meeting of the Company held on September 3, 2026 (the “September EGM”), the shareholders of the Company approved, among other things, by special resolutions (a) the deregistration of the Company in the Cayman Islands and the registration of the Company by way of continuation in the British Virgin Islands (the “Redomiciliation”), and (b) the substitution of the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Third Restated MAA”) in their entirety by a new Fourth Amended and Restated Memorandum and Articles of Association (the “Fourth Restated MAA”, annexed as Annex B to the notice of the September EGM) with effect from the date of registration of the Company in the British Virgin Islands;

(ii) pursuant to the Redomiciliation, the Company is required to be registered under a name that is available for registration in the British Virgin Islands, and the name “CCH Holdings Ltd” has been confirmed by the BVI Registry searches to be in use and unavailable for registration; and

(iii) in order to give effect to the Redomiciliation as approved by the shareholders at the September EGM, the Company is required to adopt and use a new name in the British Virgin Islands in connection with the registration of the Company by way of continuation in the British Virgin Islands.

IT IS RESOLVED, as a special resolution:

THAT the name of the Company be changed from “CCH Holdings Ltd” to “Foodverse Holding Limited” with immediate effect, and the Company be registered in the British Virgin Islands under the name “Foodverse Holding Limited”; and

THAT, subject to the Company’s application for continuance into the British Virgin Islands being granted by the BVI Registrar of Corporate Affairs, the Fourth Restated MAA be approved and adopted in the form annexed and marked “Annex A” to this Notice, being identical in all respects to the Fourth Restated MAA approved and adopted at the September EGM save that the name of the Company is updated to “Foodverse Holding Limited” therein, and that any director of the Company be and is hereby authorised to execute and file all documents necessary to give effect to such adoption and the change of name of the Company.

PROPOSAL 2 — ADJOURNMENT OF THE EGM

IT IS RESOLVED, as an ordinary resolution:

THAT the chairman of the EGM be authorized to adjourn the EGM (or any adjournment thereof) for the purpose of allowing the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolutions set forth in Proposal 1 above.

You can find more information about the agenda in the proxy statement accompanying this Notice. We are not aware of any other business to come before the EGM.

The board of directors of the Company has fixed the close of business (Cayman Islands Time) on October 15, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned or postponed meeting thereof. Accordingly, only shareholders of record of the Company at the close of business on the Record Date are entitled to attend and vote at the EGM or at any adjournment that may take place.

If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

Your vote is important. Whether or not you plan to attend the EGM, we hope that you will vote as soon as possible.

A shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote instead of such shareholder at the EGM. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the EGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

If you plan to attend the EGM, please notify us of your intentions. This will assist us with meeting preparations.

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return the Proxy Card in accordance with the instructions therein. Returning the Proxy Card will not preclude you from attending the EGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Extraordinary General Meeting, the Proxy Statement, the Proxy Card are available, through our website at https://www.chickenclaypothouse.com.my and through the website of our transfer agent, Transhare Corporation, at https://www.transhare.com.

By Order of the Board of Directors,

/s/ Goh Kok E
Goh Kok E
Chairman and Chief Executive Officer and Chief Operating Officer

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CCH Holdings Ltd

PROXY STATEMENT

General

The board of directors of the Company (the “Board of Directors”) is soliciting proxies for an extraordinary general meeting (the “EGM”) to be held at the Company’s office at No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000, Bukit Mertajam, Pulau Pinang, Malaysia, at 10:00 a.m. (Malaysia Time) on November 03, 2026.

Purpose of the EGM

The purpose of the EGM is to seek shareholders’ approval on the following proposals:

PROPOSAL NO. 1

(i) The name of the Company be changed from “CCH Holdings Ltd” to “Foodverse Holding Limited” with immediate effect, and the Company be registered in the British Virgin Islands under such new name; and (ii) subject to the Company’s application for continuance into the British Virgin Islands being granted by the BVI Registrar of Corporate Affairs, the Fourth Restated MAA be approved and adopted in the form annexed as Annex A to this Notice, being identical in all respects to the Fourth Restated MAA approved and adopted at the September EGM save that the name of the Company is updated to “Foodverse Holding Limited” therein.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL NO. 1

PROPOSAL NO. 2

The chairman of the EGM be authorized to adjourn the EGM (or any adjournment thereof) for the purpose of allowing the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolution set forth in Proposal No.1.

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL NO. 2

Record Date

Our Board of Directors has fixed the close of business (Cayman Islands Time) on October 15, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned or postponed meeting thereof. Accordingly, only shareholders of record of the Company at the close of business on the Record Date are entitled to attend and vote at the EGM or at any adjournment that may take place.

On the Record Date, 17,876,727 Class A ordinary shares and 2,639,000 Class B ordinary shares of the Company were issued and outstanding.

If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

Quorum

The quorum required for the EGM consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who carry in aggregate (or representing by proxy) not less than one-fourth (1/4) of all votes attaching to all shares in issue and entitled to vote at the EGM.

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Voting Required

Each Class A ordinary share of the Company in issue on the Record Date is entitled to one (1) vote per share, and each Class B ordinary share of the Company in issue on the Record Date is entitled to one hundred (100) votes per share. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders.

Proposal 2 to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the EGM. Proposal 1 to be passed by the shareholders requires the affirmative vote of not less than two-thirds of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the EGM.

The voting results will be announced at the EGM and published in the Company’s report on Form 6-K to be furnished to the Securities and Exchange Commission after the EGM.

Solicitation

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names the ordinary shares beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Whether or not you propose to attend the EGM in person, you are strongly advised to view the proxy materials and submit your completed proxy card online.

IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND SUBMIT YOUR PROXY CARD ONLINE,

Step 1: Go to https://www.transhare.com, click on Vote Your Proxy tab.

Step 2: To view or download the proxy materials of the Company, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Card, click on the “Proxy Card” link.

Step 3: To submit your proxy card online, click on the designated link and follow the on-screen instructions. YOU MAY SUBMIT ONLINE UNTIL November 01, 2026 (Malaysia Time) on 10:00 a.m..

If you don’t submit your proxy card online, you can complete and sign the enclosed proxy card in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, USA, or send copies of the foregoing by email to proxy@transhare.com, in each case marked for the attention of The Proxy Team, not later than 48 hours before the time for the holding of the EGM or any adjourned meeting. Returning the completed proxy card will not preclude you from attending the EGM and voting in person if you so wish.

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the EGM in accordance with the instructions of the relevant shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.

Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the EGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the EGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the EGM.

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PROPOSAL 1 — CHANGE OF COMPANY NAME AND ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

We are asking our shareholders to approve (i) the change of the name of the Company to “Foodverse Holding Limited” to facilitate the registration of the Company by way of continuation in the British Virgin Islands, and (ii) the approval and adoption of the Fourth Restated MAA in amended form (attached as Annex A to this Notice), being identical in all respects to the Fourth Restated MAA approved and adopted at the September EGM save that the name of the Company is updated to “Foodverse Holding Limited” therein (the “Amended Fourth Restated MAA”).

Background

As previously disclosed, at the September EGM held on September 3, 2026, the shareholders of the Company approved, among other things, by special resolutions (a) the deregistration of the Company in the Cayman Islands and the registration of the Company by way of continuation in the British Virgin Islands (the “Redomiciliation”), and (b) the adoption, with effect from the date of registration in the British Virgin Islands, of the Fourth Restated MAA to substitute in their entirety the Third Restated MAA.

Following the September EGM, name searches conducted at the BVI Registry confirmed that the name “CCH Holdings Ltd” is in use and unavailable for registration in the British Virgin Islands. As the Company is required to be registered under an available name in the British Virgin Islands in connection with the Redomiciliation, the Board of Directors proposes that the Company adopt and be registered under the new name “Foodverse Holding Limited” in the Cayman Islands to facilitate the registration of the Company by way of continuation in the British Virgin Islands.

In connection with the change of name, the Fourth Restated MAA will be updated solely to reflect the new name of the Company, and no other provisions of the Fourth Restated MAA as approved and adopted at the September EGM will be amended. The Amended Fourth Restated MAA is attached as Annex A to this Notice.

Following the Redomiciliation, the Company will continue to operate its business in the same manner as before, under the new name “Foodverse Holding Limited”. The Company’s Class A ordinary shares will continue to be listed on the Nasdaq Capital Market.

The change of name and the adoption of the Amended Fourth Restated MAA are conditional upon the approval of this Proposal 1 by shareholders at the EGM and the Company’s application for continuance into the British Virgin Islands being granted by the BVI Registrar of Corporate Affairs. The Board of Directors reserves the right to delay, modify or abandon the change of name and the adoption of the Amended Fourth Restated MAA at any time prior to completion if it determines that completion would be inadvisable or not in the best interests of the Company and its shareholders.

The approval of this Proposal 1 requires the affirmative vote of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the EGM.

The Board of Directors recommends a vote FOR the approval of the change of company name and the adoption of the Amended Fourth Restated MAA.

PROPOSAL 2 — ADJOURNMENT OF THE EGM

We are asking our shareholders to approve that the chairman of the EGM be authorized to adjourn the EGM (or any adjournment thereof) for the purpose of allowing the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolution (Proposal No.1).

The approval of this Proposal 2 requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the EGM.

The Board of Directors recommends a vote FOR the approval of the adjournment of the EGM.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the EGM other than the proposals described above in this Proxy Statement. However, if any other matters should properly come before the EGM, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Goh Kok E
Goh Kok E
Chairman and Chief Executive Officer and Chief Operating Officer

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ANNEX A

Fourth Amended and Restated Memorandum and Articles of Association of Foodverse Holding Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

FOODVERSE HOLDING LIMITED

Continued this [   ] day of [       ] 2026

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

FOODVERSE HOLDING LIMITED

1	The name of the Company is Foodverse Holding Limited.

2	The Company was first incorporated under the name CCH Holdings Ltd in the Cayman Islands, registered with the Registrar of Companies of the Cayman Islands on 2 December 2024 under company number 416192 and immediately prior to its continuation under the Statute was governed by the Companies Act (As Revised) of the Cayman Islands. The name of the Company was changed from “CCH Holdings Ltd” to “Foodverse Holding Limited” on 3 November 2026.

3	The Company is a company limited by shares.

4	The first Registered Office of the Company shall be at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Office of the Company by resolution of the Directors or Resolution of Members.

5	The first Registered Agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Agent of the Company by resolution of the Directors or Resolution of Members.

6	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the British Virgin Islands.

7	The liability of each Member is limited to the amount unpaid on such Member’s shares.

8	The Company is authorised to issue an unlimited number of shares of no par value, comprising (i) an unlimited number of shares designated as Class A Ordinary Shares of no par value, (ii) an unlimited number of shares designated as Class B Ordinary Shares of no par value, and (iii) an unlimited number of shares of no par value of such class or classes (however designated) as the Directors may determine in accordance with the Memorandum of Association and Articles of Association of the Company. Shares of any class may be issued at such times, to such persons, for such consideration and on such terms as the Directors may determine by resolution of Directors, without any requirement for a Resolution of Members.

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9	Each Class A Ordinary Share confers on the holder:

(a)	the right to one (1) vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company.

10	Each Class B Ordinary Share confers on the holder:

(a)	the right to one hundred (100) votes (or such other number of votes as may be determined in accordance with clause 14) on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company.

11	Shares may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

12	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

13	Subject to the provisions of the Statute, the Company may from time to time amend the Memorandum of Association or the Articles of Association by Resolution of Members or resolution of the Directors.

14	Notwithstanding clause 13, any amendment of the Memorandum of Association or the Articles of Association which alters the number of votes conferred by a Class B Ordinary Share shall require the approval of Members holding more than 50% of the total voting power of all issued and outstanding shares of the Company carrying the right to vote, and no such amendment may be effected by resolution of the Directors alone. The conversion of any issued Class A Ordinary Shares into Class B Ordinary Shares, and the re-designation of shares as Class B Ordinary Shares, shall in each case be effected by resolution of the Directors in accordance with the Articles of Association, without any requirement for a Resolution of Members.

15	The Directors may, without the sanction of a Resolution of Members and without any confirmation, combine (including issued shares) the shares or any class of shares of the Company into a smaller number of shares in accordance with sections 40A and 12(5) of the Statute, provided that the Directors shall have no power to do so in a manner that would restrict the rights or powers of the Members to amend the Memorandum or Articles or that would restrict the Directors’ own powers to further combine shares or to amend the Memorandum or Articles.

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We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the continuation of the Company on behalf of the members of the Company and the directors of the Company this [   ] day of [      ] 2026.

[ ]
Authorised Signatory
Maples Corporate Services (BVI) Limited

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

FOODVERSE HOLDING LIMITED

1	Interpretation

1.1	In the Articles, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including any subsidiary of such Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlling”, “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Alternate Director”	means a person appointed as an alternate director in accordance with the Statute and the Articles.

“Articles”	means these fourth amended and restated articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Board” and “Board of Directors”	means the board of directors of the Company, and “Directors” means the directors for the time being of the Company.

“Chairman”	means the chairman of the Directors appointed in accordance with the Articles.

“Class A Ordinary Share”	means a Class A Ordinary Share of no par value in the capital of the Company, having the rights provided for in the Memorandum and the Articles.

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“Class B Ordinary Share”	means a Class B Ordinary Share of no par value in the capital of the Company, having the rights provided for in the Memorandum and the Articles.

“Commission”	means the Securities and Exchange Commission of the United States or any other federal agency for the time being administering the Securities Act.

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing or any other communication facilities through which all persons participating in a meeting can hear each other and which enable a person participating to address the meeting and vote on resolutions.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Members.

“Designated Stock Exchange”	means the Nasdaq Capital Market or any other stock exchange on which any of the Shares are listed for trading and where such exchange has been designated by the Directors for such purpose.

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange.

“Distribution”	means any distribution (including an interim or final dividend).

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the British Virgin Islands.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the fourth amended and restated memorandum of association of the Company.

“Present”	means, in respect of a person, such person’s presence at a general meeting of Members or any class of Members, which may be by personal attendance or by participation by Communication Facilities.

“Recognised Exchange”	has the same meaning as in the Statute.

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“Register of Members”	means the register of Members maintained in accordance with the Statute.

“Registered Agent”	means the registered agent for the time being of the Company.

“Registered Office”	means the registered office for the time being of the Company.

“Resolution of Members”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a written resolution signed by or on behalf of an absolute majority of the Members. In computing the majority when a poll is demanded, and in the case of a written resolution, regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Secretary”	means any person appointed by the Directors to perform the duties of the secretary of the Company.

“Securities Act”	means the Securities Act of 1933 of the United States, as amended, or any similar federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Share”	means a share in the Company and includes a fraction of a share in the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require.

“Statute”	means the BVI Business Companies Act (As Revised) of the British Virgin Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

“Virtual Meeting”	means any general meeting of the Members (or any class of Members) at which the Members (and any other permitted participants) are permitted to attend and participate solely by means of Communication Facilities with no Members (or other permitted participants) being present in person at such meeting.

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1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Memorandum and Articles themselves can be satisfied in the form of an electronic signature as provided for in the Electronic Transactions Act;

(l)	the Electronic Transactions Act shall be varied pursuant to section 5(1)(b)(i) of the Electronic Transactions Act to the extent provided for in the Articles;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share;

(o)	the term “simple majority” in relation to a Resolution of Members means a majority of those entitled to vote on the resolution and actually voting on the resolution (and absent Members, Members who are present but do not vote, blanks and abstentions are not counted);

(p)	the term “absolute majority” in relation to a Resolution of Members means a majority of all those entitled to vote on the resolution regardless of how many actually vote or abstain; and

(q)	the term “parent” and “subsidiary” shall bear the meanings given in the Statute and the BVI Business Companies Regulations (As Revised).

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2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of any monies of the Company, all expenses incurred in the formation and establishment of the Company, including the expenses of incorporation.

3	Issue of Shares

Subject to the Statute and the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distribution, voting, return of investment or otherwise and to such persons, at such times, for such consideration, and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. A bonus share issued by the Company shall be deemed to have been fully paid for on issue. The Company shall not issue Shares to bearer.

4	Register of Members and Share Classes

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors.

4.3	The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of the Class A Ordinary Shares and the Class B Ordinary Shares, at such time and on such terms as they may think appropriate.

4.4	Notwithstanding Article 10, the Directors may issue from time to time, out of the unissued shares of the Company (other than the unissued Class A Ordinary Shares or Class B Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

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(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares;

(j)	redesignate any Class A Ordinary Shares as Class B Ordinary Shares, so long as the total number of Class B Ordinary Shares does not exceed 972,000 shares, subject to proportional adjustment in the event of the share consolidations as approved by the general meeting of shareholders held by the Company on 4 March 2026; and

(k)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof,

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

5	Closing Register of Members, Fixing Record Date and Beneficial Ownership Reporting Requirements

5.1	For the purpose of determining Members entitled to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

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5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to vote at a meeting of Members or Members entitled to receive payment of a Distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

5.4	In order to enable the Company to comply with its beneficial ownership reporting obligations under the Statute and the BVI Business Companies and Limited Partnerships (Beneficial Ownership) Regulations (As Revised), every Member shall:

(a)	as soon as practicable (and in any event within fifteen days) following a request in writing given by the Company (acting by any Director) to such Member (each, a “Request for Information”), provide to the Company all such information and copies of all such documents as set out in such Request for Information, relating to (i) the identification of any beneficial owner or relevant legal entity (as those terms are described in the relevant legislation), and (ii) the provision of particulars of any such beneficial owner or relevant legal entity which are required to be collected, kept and maintained by the Company, in each case which are within the knowledge, possession or control of the Member; and

(b)	notify the Company from time to time of (i) any change of the beneficial owners or relevant legal entities of the Company, and (ii) any change in any information which has been provided by such Member to the Company pursuant to a Request for Information or otherwise in respect of the beneficial owners or relevant legal entities of the Company, in each case of which the Member is or becomes aware, immediately upon becoming aware of the same and in any event within fifteen days following a Request for Information in relation to any such change the Company suspects has occurred.

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors or shall be given under Seal. The Directors may authorise certificates to be issued with the authorised signature(s) or Seal affixed by mechanical process or in accordance with the Electronic Transactions Act. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

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6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1	Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if registration as a holder of the Shares imposes a liability to the Company on the transferee, signed by or on behalf of the transferee) and contain the name and address of the transferee. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7.3	Where Shares are listed on a Recognised Exchange, (a) Articles 7.1 and 7.2 shall not apply and (b) the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute (save that sections 60 and 61 of the Statute shall not apply to the Company) the terms attached to Shares, as specified in the Memorandum and the Articles, may provide for such Shares to be redeemed or to be liable to be redeemed at the option of the Member or the Company on such terms as so specified.

8.2	Subject to the provisions of the Statute (save that sections 60 and 61 of the Statute shall not apply to the Company), the Company may purchase or otherwise acquire its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption, purchase or other acquisition of its own Shares in any manner permitted by the Statute.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share including, for the avoidance of doubt, a Treasury Share. Any such surrender shall be in writing and signed by the Member holding the Share or Shares.

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9	Treasury Shares

Subject to the Statute, the Directors may, prior to the purchase, redemption or surrender of any Share, resolve that such Share shall be held as a Treasury Share.

10	Variation of Rights of Shares

10.1	If at any time the authorised Shares are divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of a simple majority of the issued Shares of that class, or with the sanction of a resolution passed by a simple majority of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one Person holding or representing by proxy at least one fourth in nominal or par value amount of the issued Share of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Members who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that class, every Member of the class shall on a poll have one vote for each Share of the class held by them.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may pay a commission to any person in consideration of their subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or, subject to the Statute, the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

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13	Class A Ordinary Shares and Class B Ordinary Shares

13.1	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at general meetings of the Company, in each case subject to any adjustment to the voting power of the Class B Ordinary Shares approved in accordance with clause 14 of the Memorandum.

13.2	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

13.3	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to the Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13.2, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13.2 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 13.4, forthwith upon occurrence of the event specified in Article 13.4 which triggers such automatic conversion, and the Company shall make entries in the Register of Members to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

13.4	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder; or

(b)	a change of beneficial ownership of any Class B Ordinary Shares by the holder thereof to any person that is neither an Affiliate of such holder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder.

13.5	For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

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13.6	Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share, provided that no such conversion shall be effected unless it has first been approved by resolution of the Directors, without any requirement for a Resolution of Members. Following such approval, any such conversion shall be effected by means of the re-designation of each relevant Class A Ordinary Share as a Class B Ordinary Share, and the Company shall make the corresponding entries in the Register of Members. The Directors may, by resolution of Directors and without the sanction of a Resolution of Members, re-designate any Class A Ordinary Shares as Class B Ordinary Shares.

13.7	Save and except for voting rights and conversion rights as set out in Articles 13.1 to 13.7 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

14	Lien on Shares

14.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or their estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

14.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently due and payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

14.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or their nominee shall be registered as the holder of the Shares comprised in any such transfer, and they shall not be bound to see to the application of the purchase money, nor shall their title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

14.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

15	Call on Shares

15.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares, and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

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15.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

15.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

15.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

15.5	An amount payable in respect of a Share on issue or allotment or at any fixed date shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

15.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

15.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by that Member, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

15.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend or other Distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

16	Forfeiture of Shares

16.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

16.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

16.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

16.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited.

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16.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall their title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

16.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time as if it had been payable by virtue of a call duly made and notified.

17	Transmission of Shares

17.1	If a Member dies the survivor or survivors (where the Member was a joint holder) or the Member’s legal personal representatives (where the Member was a sole holder), shall be the only persons recognised by the Company as having any title to their Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which they were a joint or sole holder.

17.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by that person to the Company, either to become the holder of such Share or to have some person nominated by them registered as the holder of such Share. If they elect to have another person registered as the holder of such Share they shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution, as the case may be.

17.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Distributions and other advantages to which that person would be entitled if they were the holder of such Share. However, save as otherwise set out in these Articles, they shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered or to have some person nominated by the person entitled to the Share be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before their death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Distributions or other monies payable in respect of the Share until the requirements of the notice have been complied with.

18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors or Resolution of Members change the location of its Registered Office and its Registered Agent, provided that the Company’s Registered Office shall at all times be the office of the Registered Agent. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

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19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within 21 days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further 45 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said 45 day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

20	Notice of General Meetings

20.1	At least seven clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by Members holding a simple majority of the votes of the Members having a right to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a simple majority of the votes of the Members having a right to attend and vote at the meeting and Present at the meeting.

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20.2	Notwithstanding any other provision of the Articles, the accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice, or the accidental failure to refer in any notice or other document to a meeting as an “annual general meeting” or “extraordinary general meeting”, as the case may be, shall not invalidate the proceedings of that general meeting.

20.3	The Directors may resolve to hold any general meeting as a Virtual Meeting. The notice of a Virtual Meeting must also specify how Members may participate and vote at such meeting. Such participation and votes may be cast by such electronic means as shall permit the Directors to verify the identity of each participating Member.

21	Proceedings at General Meetings

21.1	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. One or more Members holding Shares which carry in aggregate (or representing by proxy) not less than one-fourth of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present shall be a quorum for all purposes.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution in writing (in one or more counterparts) signed by or on behalf of Members representing an absolute majority of the votes of Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall, without the need for any advance notice, be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. If any Resolution of Members in writing is passed otherwise than by the unanimous written consent of all Members, a copy of such resolution shall be sent to all Members by whom (or on whose behalf) the resolution has not been signed, but the accidental omission to send such a copy to, or the non receipt of a copy by, any person entitled to receive such copy shall not invalidate the resolution.

21.4	If a quorum is not Present within half an hour from the time appointed for the meeting to commence, the meeting shall be dissolved.

21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as Chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the Chairman, if any, of the board of Directors shall preside as Chairman at such general meeting. If there is no such Chairman, or if they shall not be present within 15 minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

21.6	If no Director is willing to act as Chairman or if no Director is present within 15 minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be Chairman of the meeting.

21.7	The Chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

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21.8	When a general meeting is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

21.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the Chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least 10% in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10	Unless a poll is duly demanded and the demand is not withdrawn a declaration by the Chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11	The demand for a poll may be withdrawn.

21.12	Except on a poll demanded on the election of a Chairman or on a question of adjournment, a poll shall be taken as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13	A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the Chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman shall be entitled to a second or casting vote.

22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which they are the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by their committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

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22.4	No person shall be entitled to vote at any general meeting unless they are registered as a Member on the record date for such meeting nor unless all calls or other monies then due and payable by them in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the Chairman whose decision shall be final and conclusive.

22.6	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	On a poll, a Member holding more than one Share need not cast the votes in respect of their Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which they are appointed.

23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of their attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The Chairman may in any event at their discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the Chairman, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

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23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which they represent as the corporation could exercise if it were an individual Member.

24.1	Where a recognised clearing house or recognised depositary (or its nominee(s)) is a Member it may, by resolution of its directors or governing body or other persons authorised under its constitution or by any of its officers authorised for that purpose, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members, provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house or recognised depositary (or its nominee(s)) which he or she represents as that recognised clearing house or recognised depositary (or its nominee(s)) could exercise if it were an individual Member, holding the number and class of Shares specified in such authorisation.

25	Depositary and Clearing Houses

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company (including Treasury Shares) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of Alternate Directors). The first Director(s) of the Company shall be appointed by the Registered Agent.

28	Powers and Duties of Directors

28.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Resolution of Members, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

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28.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to their surviving spouse, civil partner or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28.5	A Director, in exercising their powers or performing their duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.

28.6	Notwithstanding the foregoing Article:

(a)	if the Company is a wholly-owned subsidiary, a Director may, when exercising powers or performing duties as a Director, act in a manner which they believe is in the best interests of the Company’s parent even though it may not be in the best interests of the Company;

(b)	if the Company is a subsidiary, but not a wholly-owned subsidiary, a Director may, when exercising powers or performing duties as a Director, with the prior agreement of all the Members, other than its parent, act in a manner which the Director believes is in the best interests of the Company’s parent even though it may not be in the best interests of the Company; and

(c)	if the Company is carrying out a joint venture between the Members, a Director may, when exercising powers or performing duties as a Director in connection with the carrying out of the joint venture, act in a manner which they believe is in the best interests of a Member or Members, even though it may not be in the best interests of the Company.

28.7	Section 175 of the Statute shall not apply to the Company.

28.8	Save only for those matters which the Statute expressly requires to be approved or authorised by the Members (including the authorisation of a plan of merger or consolidation under section 170(5) of the Statute, the approval of a liquidation plan where a voluntary liquidator is to be appointed by the Directors under section 199(2)(d) of the Statute, and any amendment of the Memorandum or the Articles which the Directors are prohibited from making by section 12(5) of the Statute) and those matters which expressly require the approval or authorisation by the Members pursuant to the Memorandum and Articles, no act, matter, transaction or exercise of any power of the Company shall require the approval, sanction or authorisation of the Members, and every such act, matter, transaction or power may be resolved upon and effected by resolution of the Directors alone.

29	Appointment and Removal of Directors

29.1	The Company may by Resolution of Members or resolution of the Directors appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by the Articles as the maximum number of Directors.

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29.2	The Company may by Resolution of Members or resolution of the Directors remove any Director with or without cause.

29.3	Sections 114(2) and 114(3) of the Statute shall not apply to the Company.

29.4	Notwithstanding any other provision of these Articles, if, as a result of death, the Company has no Member or Director, the legal personal representative of the last Member to have died shall have the right, by notice in writing to the Registered Agent, to appoint any person to be a Director.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that they resign the office of Director; or

(b)	the Director is absent (for the avoidance of doubt, without being represented by an Alternate Director appointed by such Director) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that the absent Director has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that the Director in question should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors; or

(f)	the Director becomes disqualified to act as a Director under section 111 of the Statute.

31	Proceedings of Directors

31.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the Chairman; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairman is voluntarily absent from the meeting and notifies the Board of their decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an Alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

31.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the Chairman shall have a second or casting vote. A Director who is also an Alternate Director shall be entitled in the absence of their appointor to a separate vote on behalf of their appointor in addition to their own vote.

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31.3	A person may participate in a meeting of the Directors or a meeting of any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the Chairman is located at the start of the meeting.

31.4	A resolution in writing signed by a simple majority of the Directors or a simple majority of the members of a committee of the Directors entitled to vote on the resolution, as the case may be (an Alternate Director, subject as provided otherwise in the terms of appointment of the Alternate Director, being entitled to sign such a resolution on behalf of their appointor), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or their duly appointed alternate.

31.5	The Directors may meet together (either within or outside the British Virgin Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by their proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

31.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7	The Directors may elect a Chairman of their board and determine the period for which they are to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be Chairman of the meeting.

31.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an Alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or Alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or Alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

32	Presumption of Assent

A Director or Alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting or unless they shall file their written dissent from such action with the person acting as the Chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or Alternate Director who voted in favour of such action.

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33	Directors’ Interests

33.1	A Director or Alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2	A Director or Alternate Director may act on their own or by, through or on behalf of their firm in a professional capacity for the Company and they or their firm shall be entitled to remuneration for professional services as if they were not a Director or Alternate Director.

33.3	A Director or Alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or Alternate Director shall be accountable to the Company for any remuneration or other benefits received by them as a director or officer of, or from their interest in, such other company.

33.4	No person shall be disqualified from the office of Director or Alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or Alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or Alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or Alternate Director holding office or of the fiduciary relationship thereby established. A Director (or their Alternate Director in their absence) shall be at liberty to vote in respect of any contract or transaction in which they are interested provided that the nature of the interest of any Director or Alternate Director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon.

33.5	Any notice that a Director or Alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be deemed a general notice of such interest for the purposes of the Statute and be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which they have an interest, and after such general notice it shall not be necessary to give a general or special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or Alternate Directors present at each meeting.

35	Delegation of Directors’ Powers

35.1	Subject to the Statute, the Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also, subject to the Statute, delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by the chosen Director provided that an Alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if they cease to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

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35.2	Subject to the Statute, the Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3	Subject to the Statute, the Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.4	Subject to the Statute, the Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in them.

35.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of their appointment an officer of the Company may be removed by resolution of the Directors or Resolution of Members. An officer of the Company may vacate their office at any time if they give notice in writing to the Company that they resign their office.

36	Alternate Directors

36.1	Any Director (but not an Alternate Director) may appoint any other Director, or any other person willing to act, to be their Alternate Director.

36.2	An Alternate Director shall cease to be an Alternate Director if their appointor ceases to be a Director.

36.3	Any appointment or removal of an Alternate Director shall be undertaken in accordance with the Statute.

36.4	An Alternate Director shall have the rights and shall be subject to the liabilities described in the Statute in relation to their acts or omissions while appointed as an Alternate Director.

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37	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

38	Remuneration of Directors

38.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

38.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond that Director’s ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to their remuneration as a Director.

39	Seal

39.1	The Company shall have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors.

39.2	The Company may have for use in any place or places outside the British Virgin Islands a duplicate Seal or Seals each of which shall be a facsimile of the Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

39.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over that Director’s signature alone to any document of the Company required to be authenticated by them under seal or to be filed wheresoever.

40	Dividends, Distributions and Reserve

40.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Distributions on Shares in issue and authorise payment of the Distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No Distribution shall be authorised if such Distribution would cause the Company or its Directors to be in breach of the Statute.

40.2	The Directors may deduct from any Distribution payable to any Member all sums of money (if any) payable by them to the Company on account of calls or otherwise.

40.3	The Directors may resolve that any Distribution or redemption be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

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40.4	Except as otherwise provided by the rights attached to any Shares, Distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

40.5	The Directors may, before resolving to pay any Distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

40.6	Any Distribution, redemption payment, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other Distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

40.7	No Distribution or redemption payment shall bear interest against the Company.

40.8	Any Distribution or redemption payment which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other Distribution shall remain as a debt due to the Member. Any Distribution or redemption payment which remains unclaimed after a period of six years from the date on which such Distribution or redemption payment becomes payable shall be forfeited and shall revert to the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company, in accordance with the Statute.

41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

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41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at any time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, fax or email to such Member or to such Member’s address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted. Where a notice is sent by fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by email service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

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43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the date such notice is given except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves because they are a legal personal representative or a trustee in bankruptcy of a Member where the Member but for their death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

43.5	Where a law or the Articles requires information to be delivered or sent to, or to be served on, a person, section 10(1) of the Electronic Transactions Act shall be varied such that: (i) the originator of any electronic communication shall not be required to state that the receipt of the electronic communication is to be acknowledged; and (ii) unless the originator expressly requires an acknowledgment of receipt, the addressee shall not be required to acknowledge receipt.

44	Winding Up

44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, each Share will rank pari passu with each other Share in relation to the distribution of surplus assets on a winding up.

44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and subject to contrary direction by Resolution of Members, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, subject to contrary direction by Resolution of Members, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, subject to contrary direction by Resolution of Members, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1	Subject to the Statute, every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2	Subject to the Statute, the Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

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45.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

The Company shall, subject to the provisions of the Statute, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the British Virgin Islands and to be deregistered in the British Virgin Islands.

48	Mergers and Consolidations

The Company shall, subject to the provisions of the Statute, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

49	Exclusive Forum

49.1	For the avoidance of doubt and without limiting the jurisdiction of the courts of the British Virgin Islands to hear, settle and/or determine disputes related to the Company, the courts of the British Virgin Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Statute or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

49.2	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company. Any person or entity purchasing or otherwise acquiring any share in or of the Company or other security of the Company whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of this Article.

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We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the continuation of the Company on behalf of the members of the Company and the directors of the Company this [   ] day of [      ] 2026.

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Authorised Signatory
Maples Corporate Services (BVI) Limited

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